BB 3/17 *

05038513

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2005 WASH. D.C. 213

SEC FILE NUMBER
8-25976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KDC MERGER ARBITRAGE FUND, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue, Suite 1000
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 3/22

3/18/05

OATH OR AFFIRMATION

I, Glen M. Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KDC Merger Arbitrage Fund, LP, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Financial Officer
Title

Notary Public

PHYLLIS M. BORGO
Notary Public, State of New York
No. 01BO4861683
Qualified in New York County
Commission Expires Aug. 18, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KDC Merger Arbitrage Fund, LP

Statement of Financial Condition
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of KDC Merger Arbitrage Fund, LP

In our opinion, the accompanying statement of financial condition, including the condensed schedule of investments present fairly, in all material respects, the financial position of KDC Merger Arbitrage Fund, LP (the "Partnership") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

KDC Merger Arbitrage Fund, LP
Statement of Financial Condition
December 31, 2004

Assets		
Cash		$ 4,098,060
Securities owned, at fair value		
Securities owned	$ 130,949,145	
Securities owned, held by clearing broker	16,144,833	
		147,093,978
Unrealized gain on contracts for differences, at fair value		367,919
Receivable from brokers, dealers and clearing organizations		1,977,309,983
Dividends receivable		1,300,990
Furniture and equipment, at cost, net of accumulated depreciation of $1,457,632		357,217
Other assets		686,852
Total assets		$ 2,131,214,999
Liabilities and Partners' Capital		
Liabilities		
Bank loans		$ 10,000
Securities and investments sold, but not yet purchased, at fair value		24,899,729
Payable to brokers, dealers and clearing organizations		1,919,537,213
Dividends payable		330,867
Contribution received in advance		400,271
Other liabilities		2,562,391
Total liabilities		1,947,740,471
Partners' capital		183,474,528
Total liabilities and partners' capital		$ 2,131,214,999

The accompanying notes are an integral part of these financial statements.

KDC Merger Arbitrage Fund, LP
Condensed Schedule of Investments
December 31, 2004

Shares or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Securities Owned		
	Common Stocks		
	United States		
	Casinos and Gaming		
275,000	Mandalay Resort Group	$ 19,368,250	10.56%
	Other	8,293,652	4.52%
	Cellular Telecom	6,002,000	3.27%
	Data Processing	5,490,165	2.99%
	Finance Investment/Brokerage	2,713,500	1.48%
	Internet - Content	2,700,000	1.47%
	Medical/Pharmaceutical		
300,000	Guidant Corporation	21,630,000	11.79%
	Other	11,970,750	6.52%
	Multimedia		
1,200,000	Metro-Goldwyn-Mayer Inc. New	14,256,000	7.77%
	Other	7,645,000	4.17%
	Optical Supplies	5,508,000	3.00%
	Property & Casualty Insurance	7,992,250	4.36%
	Publishing - Newspapers	3,242,500	1.77%
	Retail	2,558,750	1.39%
	Semiconductor Equipment	2,641,000	1.44%
	Transport - Oil	3,578,250	1.95%
	Other	3,012,272	1.64%
	Total United States (cost $124,780,661)	128,602,339	70.09%
	Bermuda		
	Diversified Manufacturing (cost $4,201,169)	6,040,060	3.29%
	France		
	Multimedia (cost $5,571,079)	6,401,713	3.49%
	Israel		
	Medical/Pharmaceutical (cost $2,666,927)	2,667,916	1.46%
	Total common stocks (cost $137,219,836)	143,712,028	78.33%
	Corporate Bonds		
	Bermuda		
	Diversified Manufacturing	3,008,330	1.64%
	Total corporate bonds (cost $2,669,674)	$ 3,008,330	1.64%

The accompanying notes are an integral part of these financial statements.

KDC Merger Arbitrage Fund, LP
Condensed Schedule of Investments
December 31, 2004

Shares or Principal Amount	Description		Fair Value	Percent of Partners' Capital
	Exchange Traded Equity Options			
	United States			
	Cellular Telecom	$	78,000	0.04%
	Enterprise Software		23,870	0.01%
	Medical Instruments		74,250	0.04%
	Retail		197,500	0.11%
	Total exchange traded equity options (cost $576,974)		373,620	0.20%
	Total securities owned, at fair value (cost $140,466,484)	$	147,093,978	80.17%
	Securities and Investments Sold, but Not Yet Purchased			
	Common Stocks			
	United States			
	Casinos & Gaming	$	(5,941,103)	(3.24)%
	Cellular Telecom		(2,982,000)	(1.62)%
	Data Processing		(1,009,792)	(0.55)%
	Medical/Pharmaceutical		(8,676,420)	(4.73)%
	Other		(441,047)	(0.24)%
	Total common stocks (proceeds $37,867,804)		(19,050,362)	(10.38)%
	Exchange Traded Equity Options			
	United States			
	Cellular Telecom		(624,000)	(0.34)%
	Data Processing		(330,455)	(0.18)%
	Retail		(20,000)	(0.01)%
	Total exchange traded equity options (proceeds $973,296)		(974,455)	(0.53)%
	Foreign Currency Balances (Euros and Sterling) (proceeds $4,421,348)		(4,874,912)	(2.66)%
	Total securities and investments sold, but not yet purchased, at fair value (proceeds $43,262,448)	$	(24,899,729)	(13.57)%
	Contracts for Differences			
	United Kingdom	$	367,919	0.20 %

The accompanying notes are an integral part of these financial statements.

1. Organization and Activities

KDC Merger Arbitrage Fund, LP (the "Partnership", formerly known as Kellner, DiLeo & Co.), a Delaware limited partnership formed on March 12, 1981, is registered as a broker-dealer under Federal and New York State securities laws and as an investment adviser under the Investment Advisers Act of 1940. The Partnership engages in risk arbitrage investing (i.e., investing in the securities of public companies which are the subjects of announced mergers) and the related trading of securities and options.

Kellner DiLeo Cohen & Co., LLC is the General Partner of the Partnership.

2. Significant Accounting Policies

Basis of Presentation
The Partnership's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Securities Transactions
Financial instruments, including options, are recorded at fair value. Purchases and sales of financial instruments are recorded on a trade-date basis. Dividends on securities owned and on securities sold, but not yet purchased, are recognized on the ex-dividend date.

Securities which are listed on a national securities exchange are valued by the General Partner at their last sale price on the date of valuation, or, if no sales occurred on that date, at the mean "bid" and "ask" prices on that date. Securities which are not listed are valued by the General Partner at their last closing "bid" price if held "long" and last closing "ask" price if held "short." Investments for which quotations are not readily available or whose quotes are deemed to be inappropriate by the General Partner, are valued at estimated fair value as determined in good faith by the General Partner, based on, among other things, the type of investment or underlying investment, marketability (or absence thereof), cost and quotations from outside brokers. The fair value of financial instruments determined by the General Partner is based upon available information and is not necessarily indicative of an amount that the Partnership could realize in a current transaction. Because of the inherent uncertainty of valuation for these investments, the estimated fair value may not necessarily represent amounts that might be ultimately realized, since such amounts depend on future circumstances, and the difference could be material.

Securities Lending Activities
Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received. The Partnership monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Translation of Foreign Currencies
The accounts of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in currencies other than the U.S. dollar have been translated at exchange rates prevailing as of the end of the year.

Fixed Assets
Depreciation of furniture and fixtures is computed by using the straight-line method over the estimated useful lives of the related assets (generally seven years). Computer equipment is

depreciated over five years. Communications equipment is depreciated over ten years. During the year ended December 31, 2004, the Partnership removed from its records those leasehold improvements with a total cost of $660,250 which were fully amortized at such date.

Income Taxes

No provision for federal, state, and local income taxes has been made as individual partners are responsible for their own tax payments on their proportionate share of the Partnership's taxable income.

Other Assets

Other assets at December 31, 2004 includes receivables from affiliated entities and management and administrative fees receivable totaling $539,323.

Clearing Agreement

The Partnership clears certain of its securities through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Partnership has no maximum amount and applies to all trades executed through the clearing broker, the Partnership believes that there is no determinable amount assignable to this right. At December 31, 2004, the Partnership has recorded no liabilities with regard to this right.

In addition, the Partnership has the right to pursue collection or performance from the counterparties who do not perform their contractual obligations. The Partnership monitors the credit standings of the clearing broker and all counterparties with which it conducts business.

Use of Estimates and Indemnifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2004 consist of the following:

Securities borrowed	$ 1,952,900,799
Other amounts due from brokers, dealers and clearing organizations	24,409,184
Total receivable	$ 1,977,309,983
Securities loaned	$ 1,915,309,058
Other amounts payable to brokers, dealers and clearing organizations	4,228,155
Total payable	$ 1,919,537,213

4. Securities Owned and Securities and Investments Sold, but Not Yet Purchased

Under SFAS 140, securities owned which can be resold or re-hypothecated by the holder have been reclassified on the statement of financial condition to securities owned and held by clearing broker. Approximately $2.4 million of securities owned have been pledged as collateral.

Securities and investments sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities and investments at the contracted prices and thereby create a liability to repurchase the securities and investments in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet market risk, as the Partnership's ultimate obligation to satisfy securities and investments sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Partnership has loaned to brokers and dealers, securities having a market value of $1,859,432,144. In addition, the Partnership has borrowed from brokers and dealers, securities having a market value of $1,904,247,896.

5. Bank Loans

Bank loans at December 31, 2004 consist of demand loans of $10,000, which bear interest at a rate of 3.3%. Such loans are fully collateralized by certain of the Partnership's marketable securities which are valued at $1,197,310 on December 31, 2004.

6. Commitments and Contingencies

The Partnership is obligated under a lease commitment for its office space, which expires on December 31, 2009. The lease contains provisions for operating and tax escalations based on increased costs by the lessor. The minimum rental commitment under this lease at December 31, 2004 is as follows:

2005	$ 487,408
2006	487,408
2007	487,408
2008	487,408
2009	487,408
	$ 2,437,040

At December 31, 2004, the Partnership is contingently liable for letters of credit aggregating $1,443,750, $370,000 of which are collateralized by $1,197,310 of the Partnership's marketable securities. Such letters of credit are primarily used to satisfy margin deposits at clearing organizations.

7. Financial Instruments

The Partnership enters into transactions in derivative financial instruments with varying degrees of off-balance sheet risk as part of its normal proprietary trading activities and in order to reduce its exposure to market risk in connection with these activities. The values of these instruments are a function of the underlying securities values and volatilities and interest rates. These transactions include the purchases and sales of equity option contracts. A buyer of an option has the right to purchase (in the case of a call option) or sell (in the case of a put option) a specified quantity of a specific financial instrument at a specified price prior to or on a specified expiration date. A writer of an option is exposed to the risk of loss if the market price of the underlying financial instrument declines (in the case of a put option) or increases (in the case of a call option). A writer of a call option can never profit by more than the premium paid by the buyer, but can lose an unlimited amount.

The Partnership may enter into contracts for differences ("CFD's") as part of its investment strategies. A CFD is an agreement between two parties to exchange the difference between the opening price and the closing price of an underlying security, at the close of the contract, multiplied by the number of shares specified within the contract. Such transactions are stated at fair value and are subject to margin and collateral requirements as stipulated by the counterparty. Net unrealized gains are reported as an asset and net unrealized losses are reported as a liability on the statement of financial condition.

A summary of the fair value of the Partnership's derivative financial instruments follows:

	Fair Value as of December 31, 2004	
	Long	**Short**
Equity options	$ 373,620	$ 974,455
Contracts for differences	$ 367,919	$ -

The majority of the Partnership's transactions relate to trading in quoted securities on national securities exchanges with a diverse group of corporate and institutional counterparties. The securities loaned and securities borrowed transactions are collateralized and executed with major domestic and international brokers and dealers. The Partnership's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations for such transactions can be directly impacted by a volatile trading market which may impair the counterparties' ability to satisfy their obligations to the Partnership. Securities loaned and securities borrowed transactions are entered into to facilitate the trading operations and as part of a conduit business. Exposure is monitored on a daily basis, with additional collateral obtained or refunded as necessary.

8. Related Party Transactions

In the normal course of business, the Partnership pays certain expenses on behalf of its affiliated entities. The timing and payment of these amounts periodically causes payables and receivables between the Partnership and the affiliated entities.

The Partnership serves as the investment advisor to certain affiliated entities. The Partnership receives a management fee at the rate of 1.5% per annum, payable in arrears, based on the net asset value of the limited partner accounts of such affiliated entities.

The Partnership also provides administrative services to certain affiliated entities. The Partnership is reimbursed for all expenses incurred in connection with the provision of services to such affiliated entities. As stipulated in the Partnership's service agreement, the Partnership receives a monthly fee based upon the net assets of the affiliated entities.

9. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1 or "the Rule"), which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital, as defined, of $250,000. The Partnership has net capital of $122,492,753 at December 31, 2004, which exceeds requirements by $122,242,753.

Anticipated partners' capital withdrawals of approximately $36 million are expected within the six months following December 31, 2004.

The Partnership claims exemption under the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii), since it maintains no customer accounts.

10. Subsequent Event

As of January 1, 2005, the Partnership's capital was $149.6 million as a result of partners' withdrawals of $35.5 million and partners' contributions of $1.6 million.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Partners of KDC Merger Arbitrage Fund, LP

In planning and performing our audit of the financial statements and supplemental schedules of KDC Merger Arbitrage Fund, LP (the "Partnership") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs

of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2005